Mail Stop 4561

January 10, 2006

Anthony Alda, Chief Executive Officer
NS8 Corporation
One Union Square
600 University Street, Suite 1525
Seattle, WA 98101

> **Re:** **NS8 Corporation.**
> **Registration Statement on Form SB-2**
> **File No. 333-130305**
> **Filed on December 14, 2005**
>
> **Form 10-KSB for the fiscal year ended December 30, 2004**
> **Filed on April 4, 2005**
>
> **Form 10-QSB for the quarterly period ended September 30, 2005**
> **Filed on November 29, 2005**

Dear Mr. Alda:

This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please respond to our comments on the periodic report no later than 10 business days from the date of this letter. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. We note that NS8 Corporation seeks to register the resale of common stock that is the subject of a securities purchase agreement entered into between NS8 Corporation and Cornell Capital Partners, LP. Pursuant to the agreement, Cornell Capital has agreed to purchase in multiple tranches secured convertible debentures. The closing of the third tranche on the fifth business day following the effective date of the registration statement appears to incorporate a provision allowing for a mutually agreed-upon extension of the closing date. If so, because the issuer and investor were not unconditionally obligated to close the sale of the third tranche of convertible securities promptly upon effectiveness of the resale registration statement, it does not appear that the offer and sale of the convertible/exercisable securities to the investor was completed when you filed the resale registration statement. Refer to paragraph 1(b) of Exhibit 10.5. Unless the offer and sale of the convertible securities was completed before the resale registration statement was filed, it appears that you seek to register part of an indirect primary offering of common stock by NS8 Corporation which was commenced in unregistered form. Please give appropriate consideration to the consequences of commencing that offering without registration and then filing a registration statement during the process of offering and selling the securities. In this situation, Rule 152 appears to be unavailable to separate the issuance and resale as separate transactions.

2. We note that your securities purchase agreement with Cornell Capital Partners, LP includes an escrow arrangement with Mr. David Gonzalez. Mr. Gonzalez serves as managing partner and general counsel of Cornell Capital and therefore is an affiliate of Cornell Capital. Having an affiliate of Cornell Capital serve as an escrow agent in your securities purchase arrangement is inconsistent with our guidance on valid PIPE offerings. Mr. Gonzalez, as escrow agent, has discretion under the escrow agreement to influence the timing of the investments, among other things. Mr. Gonzalez' service as escrow agent, including the rights of escrow agent such as those under Section 7 and 9 of the escrow agreement, confers a degree of investment discretion to Cornell Capital. In light of the foregoing, it appears that your securities purchase agreement is not a valid PIPE offering pursuant to our guidance as it was not completed and is not complete so long as there is an affiliated escrow agent. Please see Interpretation No. 3S(b) under the heading "Securities Act Sections" in the March 1999 Supplement to the Division's Manual of Publicly Available Telephone Interpretations for additional guidance.

3. Add disclosure, in locations as appropriate, showing the effect of subsequent market price declines on the number of shares issuable upon conversion. Consider providing a tabular presentation that addresses the potential effect of declines of 25%, 50% and 75% from the most recent market price levels.

Cover Page

4. The first bullet-point states that the $3.164 million of convertible debentures were issued on November 14, 2005. However, on pages 8-9 and elsewhere, you indicate that $2.363 million of notes waereissued on that date, an additional $500 thousand of notes were issued on December 9, 2005, and the final $300 thousand of notes have not yet been issued. Please reconcile the inconsistency.

Risk Factors, page 2

5. Expand the paragraph captioned "The selling stockholder intends to sell its shares of common stock" to more thoroughly discuss the risks to investors associated with NS8's issuance of convertible securities with a fluctuating conversion rate that is set at a discount to market prices during the period immediately preceding conversions. Indicate that there is no maximum number of securities that the company may be required to issued under this class of convertible securities. Additionally, provide meaningful quantitative data concerning the potential impact of market price declines on the number of securities issuable under the convertible notes. For example, if the common stock price were to decline by 75% from it recent levels, what effect would that have on the number of securities underlying the notes? Finally, the caption of the risk should be revised to refer to the fluctuating, below market price conversion rate for the notes and the resulting risk to investors should be concisely stated.

Selling Stockholder, page 8

6. Please discuss the first right of refusal provided to Cornell Capital with respect to future financings. This arrangement and any other material understandings between NS8 and the selling stockholder and any of its affiliates should be described in this section.

Plan of Distribution, page 10

7. Please expand this section to refer to Cornell's representations in the securities purchase agreement that it has not and will not engage in short selling or other hedging activities while any notes are outstanding. If Cornell does not plan to engage in short selling or hedging activities in connection with any sales of shares under the registration statement, please so indicate.

Management's Discussion of Liquidity and Capital Resources-Liquidity and Capital Resources, page 10

8. Please revise to provide a meaningful discussion of the company's current short-term and long-term liquidity position, including but not limited to management's strategy to address the $6.36 million of current liabilities reflected on the balance sheet of September 30, 2005, during the next twelve months. Discuss with reasonable specificity the effect that the imbalance between current assets and current liabilities has had and will have on your operations. This section should indicate the minimum period of planned operations which NS8's currently available capital resources will enable it to fund. If that period is less than 12 months, state the estimated amount of funds that the company will need to

obtain in order to operate for a minimum period of twelve months from the date of the prospectus. Discuss the plans or proposals to acquire those funds,and the potential consequences if all or part of the needed funds is not obtained. In quantitative terms, discuss the rate at which the company is using funds in operations currently and describe any recent or proposed changes in operations that have had or will have any significant impact on the rate at which funds are used in operations.

Part II – Information Not Required in Prospectus

Undertakings

9. The undertakings required in connection with an offering subject to Rule 415 have recently been amended. Please provide all required undertakings set forth in Item 512(a)of Regulation S-B.

Signatures

10. Please have the controller or principal accounting officer sign the registration statement in this capacity. Refer to Instruction 1 for Signatures, Form SB-2.

Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the quarterly period ended September 30, 2005

Item 8A. Controls and Procedures, page 4

11. We note your disclosure here and in your amended Form 10-QSB for the quarterly period ended September 30, 2005 filed on November 29, 2005, that your principal executive officer and principal financial officer have concluded that the company's disclosure controls and procedures were "effective in providing reasonable assurance that the information required to be disclosed in this report has been recorded, processed, summarized and reported as of the end of the period covered by this report." In this respect, the conclusion does not address "disclosure controls and procedures" in their entirety, as defined by applicable rule. Revise to clarify, whether:

    a. Your officers concluded that the company's disclosure controls and procedures are effective, to give reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms;

    b. Your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have any questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Louis Zehil, Esq.
        by facsimile: 212-548-2175